SANDVIK

Our date 2005-09-13

Our reference

Your date

Your reference

Attending to this matter, tel. direct line, fax direct line
KF/Gunnar Båtelsson, +46 26 26 10 20

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C[redacted]
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Sandvik receives major orders in materials handling, dated 12 September 2005, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Gunnar Båtelsson
Group Treasurer and VP Finance

dlw 9/20

SEC-brev 050905 Smith

Cusip number - 800212201

Press Release

Sandvik receives major orders in materials handling

Sandvik Mining and Construction, world-leading supplier to the mining and construction industries, has achieved significant market successes recently through the receipt of a number of large orders for advanced materials handling systems. The total value of the orders is slightly more than SEK 1 billion. Deliveries will be made during 2006 and 2007.

The orders are for customized plants for handling of iron ore in Saudi Arabia and Brazil as well as coal in Australia.

"These contracts confirm Sandvik's leading position in materials-handling systems as a result of high expertise, advanced technology and a broad-based service organization," says Lars Josefsson, President of Sandvik Mining and Construction. "The order to Saudi Arabia is the largest single order to date in the business area."

Sandviken, 12 September 2005

Sandvik AB; (publ)

Further information is available from Lars Josefsson, President of the Sandvik Mining and Construction business area, +46 26 265151.

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, machinery and tools for rock excavation, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems and sorting systems. The Group has 38,000 employees in 130 countries, with annual sales of approximately SEK 55,000 M.

Sandvik Mining and Construction is a business area within the Sandvik Group and a leading global supplier of machinery, cemented-carbide tools, service and technical solutions for the excavation of rock and minerals in the mining and construction industries. Annual sales 2004 amounted to about SEK 16,000 M, with approximately 9,600 employees. International brands are Sandvik, Tamrock, Toro, EJC, Voest-Alpine, Eimco, Driltech, Rammer, Mission, Roxon etc.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 47	+46 26 26 10 43